SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                    Regal International, Inc.
---------------------------------------------------------------------------

                        (Name of Issuer)

                  Common Stock, $.01 par value
---------------------------------------------------------------------------

                  (Title of Class of Securities)

                         758819-10-16
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                          (CUSIP Number)

                         Iwona Alami, Esq.
   30251 Golden Lantern, Suite E, California 92677 (714) 495-8163
---------------------------------------------------------------------------

         (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications

                       September 10, 1996
---------------------------------------------------------------------------

    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [-----].

Check the following box if a fee is being paid with the Statement [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D



1.    NAME OF REPORTING PERSONS - SS OR IRS IDENTIFICATION NUMBER OF ABOVE
PERSON:

Horler Holdings Limited, whose sole shareholder is China Strategic Holdings Limited.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     ------  A
     ------  B

3.  SEC USE ONLY:



4. SOURCE OF FUNDS: Convertible note issued in exchange for shares of private company.


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2E:



6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Horler Holdings Limited is incorporated under the laws of the British Virgin Islands; China Strategic Holdings Limited is incorporated under the laws of Hong Kong.

7.  SOLE VOTING POWER 993,377,483

8.  SHARED VOTING POWER

9.  SOLE DISPOSITIVE POWER 993,377,483

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 96.15%

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.15%


14.  TYPE OF REPORTING PERSON CO


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

ITEM 1.  Security and Issuer.

Common Stock, $.01 par value, of Regal International, Inc. (The
"Company"), at 52/F Bank of China Tower, 1 Garden Road, Hong Kong.

ITEM 2.  Identity and Background.

This statement is filed on behalf of:

1.  (a)  Name:                Horler Holdings Limited, a British Virgin
                              Islands corporation

    (b)  Business Address:    P.O. Box 71, Craigmuir Chambers, Road Town,
                              Tortola, British Virgin Islands

    (c)  Principal Business:  Investment holdings company

    (d) During the last five years, Horler Holdings Limited has not been convicted in a criminal proceeding.

    (e) During the last five years, Horler Holdings Limited has not been a party to a civil proceeding of a judicial or administrative proceeding, the result of which was to make it subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandatory activities subject to, federal or state securities laws or funding any violations with respect to such laws.

    (f)  State of Incorporation:  British Virgin Islands


2.  (a)  Name:                 China Strategic Holdings Limited, a Hong Kong
                               corporation

    (b)  Business Address:     52/F Bank of China Tower, 1 Garden Road, Hong
                               Kong

    (c)  Principal Business:    Investment holdings company

    (d) During the last five years, China Strategic Holdings Limited has not been convicted in a criminal proceeding.

    (e) During the last five years, China Strategic Holdings Limited has not been a party to a civil proceeding of a judicial or administrative proceeding, the result of which was to make it subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandatory activities subject to, federal or state securities laws or funding any violations with respect to such laws.

    (f)  State of Incorporation:  Hong Kong


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



ITEM 3.  Source and Amount of Funds or Other Consideration.
------   --------------------------------------------------

Horler Holdings Limited ("Horler") is a wholly-owned subsidiary of China Strategic Holdings Limited ("CSH"), and a holder of a $30 million convertible note (the "Note"). The Note has been issued to CSH in connection with CHS's transfer of all of the outstanding shares of common stock of Westronix Limited ("Westronix") to the Company. Westronix is the owner of 51% interest in Hangzhou Zhongche Huantong Development Co., Ltd. ("Hangzhou Huantong"). Hangzhou Huantong was established in 1993 together with Hangzhou Transportation Development Corporation to develop the construction project called "Hangzhou Toll Road". The Note is convertible into 993,377,483 shares of common stock of the Company. CSH is a sole shareholder of Horler, whose substantial beneficial owners are listed in Item 2 above.

ITEM 4.  Purpose of Transaction.
------   -----------------------
See Item 3.  The Note was issued to Horler as consideration for the Company=s acquisition of common stock of Westronix from CSH. The acquisition of Westronix by the Company, changed the business of Regal International, Inc. to construction of infrastructure projects in China.

ITEM 5.  Interest in Securities of the Issuer
------   ------------------------------------
(a) Horler Holdings Limited and CSH is the beneficial owner of 993,377,483 shares of Common Stock having the right to acquire such shares upon the conversion of the Convertible Note. Such shares of Common Stock would represent 96.15% of the total shares of Common Stock outstanding after such conversion. The percentage set forth in this Item 5 is based upon a total of 81,806,198 shares outstanding as of January 1, 1996 and the addition of 993,377, 483 shares upon conversion of the Convertible Note.

(b) Horler Holdings Limited and CSH has the power to dispose of the Convertible Note and the shares of Common Stock underlying the Convertible Note, and to vote the shares of Common Stock received upon the conversion of the Convertible Note.

(c) Within the past sixty (60) days, Horler Holdings Limited and CSH have not disposed of any shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
------   -------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------
In February, 1996, Harlequin Investment Holdings Limited borrowed $200,000 from CSH (the "Loan") and secured such loan with the pledge of a certain promissory note from the Company to Harlequin in the original principal amount of $1,002,604 (the "Note"). The Note was subsequently converted into 20,052,082 shares of common stock of the Company and such shares were substituted as collateral for the Note. The Loan was repaid in full in March 1996.

The $13.5 million Convertible Note issued by the Company to Horler Holdings Limited in February, 1996 was repaid in full in September, 1996.

On February 8, 1996, CSH loaned $800,000 to Harlequin (the "Second Loan"). The Second Loan was secured by the pledge by Harlequin of 26,500,000 shares of common stock of the Company. The Second Loan was repaid in full in March 1996. In February 1996, CSH through Horler acquired 40,500,000 shares of common stock of the Company from Harlequin.

ITEM 7.  Materials to be Filed as Exhibits.
------   ----------------------------------
1. Acquisition Agreement, dated as of September 9, 1996 by and between the Company and CSH.

2. Convertible Promissory Note, dated as of September 9, 1996 issued by the Company to Horler.

3.  Pledge Agreement , dated as of September 9, 1996 executed by the Company.


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

                             SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 12, 1996

  HORLER HOLDINGS LIMITED



BY: _/s/ Mico Chung_
   -----------------------------
ITS:__Director__________________
   -----------------------------

  CHINA STRATEGIC HOLDINGS LIMITED

BY: __/s/ Mico Chung__________________________
   -----------------------------
ITS:__Director__________________________
   -----------------------------


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